UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 28, 2025

Sugarfina Corporation

(Exact name of registrant as specified in its charter)

Delaware	84-3377991
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5275 W. Diablo Dr., Suite A1-101

Las Vegas, NV 89118

(Full mailing address of principal executive offices)

(855) 784-2734

(Issuer’s telephone number, including area code)

Sugarfina Corporation

SEMIANNUAL REPORT ON FORM 1-SA

In this report, the term “Sugarfina,” “we,” “us,” or “the Company” refers to Sugarfina Corporation (formerly Sugarfina Holdings LLC) and its consolidated subsidiaries.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases.

These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this report. You should read this report completely and with the understanding that our actual future results may be significantly different from our expectations. The cautionary statements set forth in this semi-annual report on Form 1-SA identify important factors which you should consider in evaluating our forward-looking statements. These factors include, without limitation:

Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances occurring after the date hereof.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read in conjunction with our unaudited consolidated financial statements and accompanying notes included in this semi-annual report on Form 1-SA. The following information and such unaudited consolidated financial statements should also be read in conjunction with the audited financial statements and related notes, together with our discussion and analysis of financial position and results of operations, included in our Annual Report on Form 1-K for the year ended December 31, 2024. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Included in Management’s Discussion and Analysis of Financial Condition and Results of Operations are the following sections:

•	Overview
•	Results of Operations
•	Liquidity and Capital Resources
•	Trend Information

Overview

In the first half of 2025, we continued to experience ongoing impacts from negative consumer sentiment amid economic uncertainty, international trade instability, and inflation. Nevertheless, we pursued strategic initiatives, including innovative product launches, distribution expansion, and enhanced brand awareness through social media and brand collaborations.

We successfully raised $4.2 million through a Convertible Preferred Stock offering in reliance on Section 4(a)(2) and Rule 506(c) of the Securities Act of 1933 (the “Securities Act”), which will fund our working capital for the 2025 fall and holiday seasons and inventory investment for the Candy Club Acquisition defined and discussed below.

Additionally, we have seen the benefits of the earnings improvement initiative that we launched in early 2024 and have continued to carry out into 2025, which focused on:

1.	Closing unprofitable retail locations.
2.	Increasing gross margins through price adjustments and improved freight and material costs.
3.	Reducing selling, general, and administrative expenses via headcount management and cost negotiations.

On February 28, 2025, the Company acquired the assets of Candy Club, LLC, Candy Club Holdings, Inc., Candy Club Investment, LLC, and Candy Club Acquisition, LLC, via an Article 9 UCC sale (the “Candy Club Acquisition”). The assets of those former entities are now held by the Company’s newest subsidiary, Candy Club Corporation. Candy Club has operated a moderately positioned, direct-to-consumer and subscription confections business since 2015, and a wholesale business since 2020. The brand features gourmet sweets with a nostalgic twist, and has national distribution with retailers such as Home Goods, Barnes & Noble, The Paper Store, Macy’s, Home Chef, and more.

Sugarfina’s 2025 product launches, including the Lunar New Year and Valentine’s Day collections, showed year-over-year growth. We introduced a new La Vie En Rose collection that was launched in February 2025, as well as a new Tropical Collection with Kasama, a female-founded small batch rum brand, that was launched in May 2025.

We secured approximately 87 new wholesale accounts in the first half of 2025. Additionally, we achieved a public relations reach of over ten billion verified views through our press reach, email marketing and SMS service, digital marketing, and social media.

Net sales for the six months ended June 28, 2025 (“1H 2025”), compared to the six months ended June 29, 2024 (“1H 2024”), increased by 9%, from $9,894,475 to $10,829,801, primarily as a result of the BOXFOX and Candy Club business combinations. During the first half of the year, Sugarfina revenues decreased across our e-commerce, retail, gifting concierge, and international channels, primarily due to lower consumer demand amid economic uncertainty, inflation, and international trade instability, as well as store closures in our retail channel. Revenues within our wholesale channel remained flat year-over-year. Our business is historically seasonal, with approximately 60% or more of revenues typically occurring in the second half of the year. The net loss for the six months ended June 28, 2025, was $4,712,114, compared to a net loss of $4,237,839 for the six months ended June 29, 2024. Although net sales increased by 9%, the increase in net loss is primarily a result of the seasonal losses in the BOXFOX and Candy Club businesses, as well as $963k of non-cash interest expense. See “—Results of Operations – Comparison of Results of Operations.”

Results of Operations

Factors Affecting Operating Results

Revenue

The Company generates revenue primarily by selling products under the Sugarfina® brand focusing on flavors designed for the adult palate, such as Champagne Bears® made with premium champagne and But First, Rosé Roses made with rosé wine. Other flavors include Sugar Lips®, Peach Bellini®, Dark Chocolate Sea Salt Caramels and Heavenly Sours. We sell our product assortment indirectly through wholesale distribution to other retail stores, such as Nordstrom, Bloomingdale’s, Paper Source and Total Wine & More and direct to consumer via e-commerce and our own 8 Sugarfina branded stores, as well as through our gifting concierge.

The Company’s wholesale sales are our largest channel, and the Company is focusing on further expanding this business. The Company is expanding its North American wholesale business primarily through opening new specialty stores, gourmet grocers, online gifting, and travel and leisure accounts.

Our revenues are driven by the average net price and total volume of products sold. Factors that impact unit pricing and sales volume include product mix, the cost of ingredients, promotional activities implemented by the Company, new product initiatives, quality and consumer preferences. We generally aim to keep 4 to 10 weeks of finished goods inventory on hand. Our Sugarfina confectionery products are promptly shipped to our distribution center in Las Vegas, Nevada after being packaged at our co-packer and then distributed to customers indirectly through our wholesale accounts, directly through e-commerce and our retail stores, or through our gifting concierge platform. BOXFOX gifts are packaged and assembled out of our BOXFOX warehouse and distribution center in Hawthorne, California, and then distributed directly through our corporate gifting or through e-commerce. Our Candy Club confectionary products are shipped to our third-party logistics center in Indiana where they are packaged and then distributed to customers indirectly through wholesale accounts or directly through e-commerce.

The results below include the revenue of Candy Club for the months of March through June 2025 (the post-acquisition stub-period).

The following table shows information about our revenue and operations, including details about our sales channels and the number of retail stores open at June 28, 2025 and June 29, 2024.

	For the Period January 1, 2025 to June 28, 2025	For the Period January 1, 2024 to June 29, 2024	Percentage Change
Wholesale	$4,597,153	4,617,748	0%
E-commerce	1,591,599	1,849,843	-14%
Retail	1,443,767	2,124,499	-32%
Gifting Concierge	737,481	996,465	-26%
International	135,498	305,920	-56%
BOXFOX	1,991,786
Candy Club	332,517
	$10,829,801	$9,894,475	+9%

Number of Sugarfina boutiques	8	16
Number of Sugarfina short-term pop-up boutiques	-	2
Total number of Sugarfina shops	8	18

Seasonality

The Company and its subsidiaries are affected by the general seasonal trends common to the confectionery and gifting industries. Our sales and earnings are seasonal, with significantly higher sales and earnings occurring during key holidays, such as Halloween, Holiday, Lunar New Year, Valentine’s Day, Easter, and Mother’s Day than at other times of the year. That seasonality may adversely affect the Company’s business and cause our results of operations to fluctuate, and, as a result, we believe that comparisons of our operating results between different periods within a single fiscal year are not necessarily meaningful and that results of operations in any period should not be considered indicative of the results to be expected for any future period.

Cost of Goods Sold

Cost of goods sold for our Sugarfina and Candy Club businesses consists of finished candy products, packaging, labor, energy, other production costs, warehousing and transportation costs including in-bound freight, customs duties and distribution of our products to customers. To the extent our candy, product, and packaging suppliers pass on any increases in the costs of ingredients and raw materials to the Company, then our costs will increase as well, potentially impacting our results of operations by narrowing our margins. We continually pursue cost reductions and activate strategic price increases to protect our margins. The cost of our confectionery suppliers’ ingredients consists principally of sugar and other sweeteners, edible oils and cocoa, which are subject to price fluctuations, as is the cost of paper, corrugated shipping boxes, films and plastics used to package our products. The prices for raw materials are influenced by several factors, including the weather, crop production, transportation and processing costs, government regulation and policies and worldwide market supply and demand. Cost of goods sold for our BOXFOX business consists of product offerings from well-known and cult favorite brands, such as Voluspa®, Le Creuset®, Sugarfina®, Herbivore Botanicals®, Rifle Paper CoTM and more, as well as packaging from national and international suppliers, labor, warehousing and transportation costs including in-bound freight, customs duties and distribution of our products to customers.

We also rely on fuel products, such as natural gas, diesel, and electricity, to transport our goods and produce our products. Fluctuations in the prices of the raw materials or fuel products used in the production, packaging or transportation of our products affect the cost of products sold and our product pricing strategy. We utilize forward buying strategies to lock in prices for certain high-volume raw materials, packaged components, and certain fuel inputs. Through these initiatives, we believe we can obtain competitive pricing.

Effective April 2024, we increased the prices of our Sugarfina products to offset some of the cost increases we have experienced in the last few years from our suppliers. As our suppliers pass through input cost increases, we strategically raise prices and rationalize our product line to offset the impact. The Company may be impacted indirectly by shortages, price increases, or tariffs imposed on the ingredients used to make its products. We monitor, evaluate, and adjust our supply chain strategies to minimize the impact of proposed and implemented tariffs on countries where we purchase products, including China, and certain countries in the European Union.

Selling, General and Administrative

Selling, general and administrative expenses primarily include employee and related expenses for the accounting, planning, customer service, legal, human resources, corporate operations, research and development, purchasing, logistical and executive functions. Also included are advertising and marketing expenses, occupancy expenses and professional service fees related to audit and tax, legal, outsourced information technology functions, transportation planning, and corporate site and insurance costs.

Depreciation and Amortization

Depreciation and amortization include depreciation of property and equipment, primarily from leasehold improvements at our retail locations and Las Vegas operations center.

Loss on Asset Disposal

We recorded a loss on asset disposals in the first half of 2024, mainly from leasehold improvements, following the early termination of our Las Vegas retail boutique at Resorts World. No loss on asset disposals was recorded in 2025.

Expenses Related to Financing

Other income and expenses consist primarily of the non-cash interest expense associated with our BLG Note (as defined below) to our parent company, and interest expense associated with our senior secured line of credit. See “—Liquidity and Capital Resources.”

Comparison of Results of Operations

The following table sets forth our unaudited consolidated statements of operations and comprehensive loss for the periods indicated.

SUGARFINA CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(UNAUDITED)

	For the Period January 1, 2025 to June 28, 2025	For the Period January 1, 2024 to June 29, 2024
NET REVENUE	$10,829,801	$9,894,475

COST OF SALES	5,431,440	4,672,455

GROSS MARGIN	5,398,361	5,222,020

COSTS AND EXPENSES
Selling, general and administrative	8,821,676	8,126,334
Depreciation and amortization	100,360	233,694
Loss on asset disposals	-	166,225
Total costs and expenses	8,922,036	8,526,253

LOSS FROM OPERATIONS	(3,523,675)	(3,304,233)

OTHER (EXPENSE) INCOME
Interest expense (1)	(1,186,355)	(899,747)
Other income (expense)	14,506	(9,717)
	(1,171,849)	(909,464)

NET LOSS BEFORE PROVISION FOR INCOME TAXES	(4,695,524)	(4,213,697)

PROVISION FOR INCOME TAXES	16,590	24,142

NET LOSS	(4,712,114)	(4,237,839)

OTHER COMPREHENSIVE LOSS
Foreign currency translation loss	(31,690)	(6,124)

TOTAL COMPREHENSIVE LOSS	$(4,743,804)	$(4,243,963)

NET LOSS PER SHARE
BASIC AND DILUTED	$(0.39)	$(0.41)

WEIGHTED AVERAGE SHARES OUTSTANDING
BASIC AND DILUTED	14,382,542	12,923,593

(1) Includes $936,186 and $830,364 of non-cash interest expense associated with our BLG Note (as defined below) to our parent company for the period January 1, 2025 through June 28, 2025 and January 1, 2024 through June 29, 2024, respectively.

Six Months Ended June 28, 2025 (“1H 2025”) Compared with Six Months Ended June 29, 2024 (“1H 2024”)

Net revenue for the six months ended June 28, 2025 (“1H 2025”), increased by 9%, from $9,894,475 to $10,829,801, compared to the same period in 2024 (“1H 2024”). The increase was primarily a result of the BOXFOX and Candy Club business combinations that occurred in the fourth quarter of 2024 and first quarter of 2025, respectively. We did see lower consumer demand across Sugarfina e-commerce, retail, gifting concierge, and international channels due to economic uncertainty, inflation, and international trade instability. Retail store closures occurring throughout 2024 contributed to the majority of the decline in our retail channel revenues. Wholesale channel net revenues remained flat year-over-year.

Wholesale revenues remained relatively flat year-over-year. Although we added 87 new wholesale accounts in the first half of 2025, the reduced order volumes from certain retailers taking a more conservative approach in light of current economic uncertainty led to flat revenue growth. However, despite this environment, we continue to add new wholesale accounts.

E-commerce revenues fell by $258,244, or 14%, between the two periods, primarily due to reduced consumer spending amid economic uncertainty and inflation due to international trade instability, as well as lower promotional activity. This contributed to decreased overall demand.

Retail revenues decreased $680,732, or 32%, primarily due to the impact of store closures throughout 2024 and, to a lesser extent, lower foot traffic driven by ongoing economic uncertainty and changes in consumer behavior, which collectively reduced sales opportunities. Closed store sales contributed approximately $635,000 of the overall decrease in retail sales, as the total number of boutiques went from 16 to 8 in the periods presented.

Gifting concierge revenues decreased $258,984, or 26%, primarily due to a lower demand for personalized gifting solutions in the midst of economic uncertainty and inflation in 1H 2025 versus 1H 2024.

International revenues decreased $170,422, or 56%, in 1H 2025 as compared to 1H 2024 primarily as a result of significant international trade instability and weakening international consumer sentiment.

BOXFOX revenues for 1H 2025 were $1,991,786, and Candy Club revenues for the post-acquisition months of March through June were $332,517.

Gross margin as a percentage of net revenue decreased by 3% period over period from 52.8% for 1H 2024 compared to 49.8% for 1H 2025 primarily as a result of lower gross margins from the BOXFOX and Candy Club businesses.

Selling, general, and administrative expenses increased by $695,342, or 8.6%, from $8,126,334 in the first half of 2024 to $8,821,676 in the first half of 2025. The increase was primarily attributable to the increased expenses from the business combinations, including an increase in payroll, software license and subscription costs, and rent and storage fees.

We recorded a loss on asset disposals in 1H 2024 mainly from leasehold improvements, following the closure of certain retail locations in 2024.

Other expense was $1,171,849 for 1H 2025 compared to $909,464 for 1H 2024. The net increase was primarily due to an increase in interest expense primarily attributable to non-cash interest expense related to the BLG Note and interest incurred on our Senior Secured Line of Credit. See “—Liquidity and Capital Resources – Senior Secured Line of Credit,” “—Liquidity and Capital Resources – Bristol Luxury Group LLC Debt” and “—Liquidity and Capital Resources –Employee Retention Credit (“ERC”).”

As a result of the foregoing, net loss for 1H 2025 was $4,712,114 compared to $4,237,839 during 1H 2024.

Liquidity and Capital Resources

We may seek to raise any necessary additional funds through equity or debt financing, including the Convertible Series C Preferred Shares Offering, Senior Secured Line of Credit or other sources which may be dilutive to existing stockholders. If we are unable to secure financing on commercially reasonable terms, if at all, our business, financial position, results of operations and cash flows may be materially and adversely affected.

Cash and Cash Equivalents

Cash equivalents include highly liquid investments with an original maturity of three months or less from the date of purchase. The Company’s operations have been financed to date by a combination of revenue, debt, cash injections from BLG Luxury Group LLC, and preferred and common stock offerings. See “—Convertible Series C Preferred Shares Offering,” “—Convertible Series B Preferred Shares Offering,” “—Senior Secured Line of Credit,” “—Bristol Luxury Group LLC Debt” and “—Assumed BOXFOX Debt.”

The Company’s primary cash requirements have been to fund working capital—primarily inventory—to support distribution growth, product innovation, and new collaborations, as well as to repay assumed BOXFOX debt obligations and finance the acquisition of Candy Club and investment in Candy Club inventory. At June 28, 2025, the Company had $0.7 million of cash and cash equivalents and $0.5 million of accounts receivable which we believe, in combination with our working capital line of credit, will allow us to finance our activities for the remainder of the 2025 fiscal year.

Convertible Series C Preferred Shares Offering

Beginning on March 3, 2025, the Company commenced an offering of its 6% Series C Convertible Preferred Stock (“the Series C Preferred Stock”) in an exempt offering in reliance on Rule 506(c) of Regulation D of the Securities Act of 1933, as amended. The offering also included a Warrant for shares of Common Stock exercisable at $5.50, subject to ownership limitations of 4.99% of the outstanding shares of Common Stock. Warrant holders are protected by certain antidilution features, including preemptive rights in the event the Company in the future sells Common Stock or other securities convertible into Common Stock. Such preemptive rights are limited to the holder maintaining 4.99% beneficial ownership of the Company’s outstanding Common Stock. The Company seeks to sell a maximum of 15,000 shares of Series C Preferred Stock and Warrants to purchase Common Stock for maximum gross proceeds of up to $15 million. As of June 28, 2025, the Company has raised $3,610,000, and issued 656,364 warrants for shares of Common Stock from that offering. The total funds raised includes $50,000 invested by CEO, COO and Director, Scott LaPorta, into 50 Series C Preferred Stock shares. We intend to use the proceeds for general working capital purposes, repayment of short-term debt obligations, and to fund inventory purchases for our upcoming seasonal fall and holiday sales.

The Series C Preferred Stock will be entitled to receive cumulative dividends at an annual rate of 6% per share based on the stated value of $1,000 per share payable at the Company’s option on the date of conversion. No further dividends will accrue after conversion of the Series C Preferred Stock. As of June 28, 2025 undeclared dividends for the Series C Preferred Stock amounted to $57,659.

For details regarding this offering and the terms of the 6% Series C Convertible Preferred Stock, please see “Item 6. Other Information” in our Annual Report on Form 1-K for the year ended December 31, 2024.

Convertible Series B Preferred Shares Offering

Beginning on April 12, 2024, the Company commenced an offering of its 6% Series B Convertible Preferred Stock (“the Series B Preferred Stock”) in an exempt offering in reliance on Rule 506(c) of Regulation D of the Securities Act of 1933, as amended. This round closed in early March 2025. As of June 28, 2025, the Company has raised $4,980,000, and issued 1,073,276 warrants for shares of Common Stock from that offering. The total funds raised includes $100,000 investedby CEO, COO and Director, Scott LaPorta, into 100 Series B Preferred Stock shares through June 2025, and the conversion of $500,000 of BOXFOX debt owed to Patrick Moore into 500 shares in connection with the BOXFOX Merger. We used the proceeds for working capital and as inventory investment ahead of seasonal 2024 fall and holiday sales, as well as to fund the BOXFOX Merger and Candy Club Acquisition.

The Series B Preferred Stock will be entitled to receive cumulative dividends at an annual rate of 6% per share based on the stated value of $1,000 per share payable at the Company’s option on the date of conversion. No further dividends will accrue after conversion of the Series B Preferred Stock. As of June 28, 2025 undeclared dividends for the Series B Preferred Stock amounted to $298,354.

For details regarding this offering and the terms of the 6% Series B Convertible Preferred Stock, please see “Item 6. Other Information” in our Annual Report on Form 1-K for the year ended December 31, 2023.

Senior Secured Line of Credit

The Company has a revolving line of credit agreement with Austin Financial Services, Inc. (“AFS”). That agreement provides for a $3.0 million senior secured credit facility (the “Senior Secured Line of Credit” or “line of credit”), which is used primarily for working capital purposes, and has a termination date of May 24, 2027 with certain early termination conditions and fees. The line of credit contains customary affirmative and negative covenants, however we are not subject to any financial covenants, such as leverage ratios. The interest rate for all advances are equal to the sum of the Prime Rate plus 2.00%, provided that the interest rate shall not be less than (a) 7.00% at all times through and including May 24, 2026, and (b) 6.50% at all times on and after May 25, 2026.

At June 28, 2025, we had $1,434,720 of outstanding borrowing and a temporary negative borrowing capacity (the lesser of the borrowing base or the aggregate line of credit), primarily due to the timing of receipts remitted to AFS under the line of credit. The interest rate on our outstanding borrowings under the line of credit was 9.5% as of June 28, 2025.

On August 21, 2025, in anticipation of launching into a new major customer in the fourth quarter, the Company entered into an amendment to the revolving line of credit agreement with AFS, expanding the capacity of our senior secured credit facility.

The Company, Bristol Luxury Group, LLC (“BLG”) and AFS entered into an Intercompany Subordination Agreement (the “subordination agreement”) which provides AFS with a first-priority interest in substantially all the Company’s assets. This means that upon an exit event or if the Company were to declare bankruptcy, AFS would be paid first before BLG (which has a second priority interest) and Patrick Moore (who has a third priority interest) or the Company’s stockholders.

See Note 8 and Note 13 to our unaudited consolidated financial statements for further information regarding our Senior Secured Line of Credit, including details regarding the amendment.

Bristol Luxury Group LLC Debt

Secured Promissory Note and Debt Conversion

In connection with Sugarfina Holdings LLC’s acquisition of substantially all the assets of Sugarfina, Inc. out of bankruptcy, BLG entered into a loan agreement with Sugarfina Holdings LLC in the amount of $15,000,000 at an interest rate of 12% per annum (the “BLG Note”) with an initial maturity date of May 21, 2021. The maturity date of the BLG Note was extended to May 2027 through subsequent amendments. Under the terms of the BLG Note, the Company may borrow, repay and reborrow funds under the BLG Note in one or more loans up to the maximum of $15 million. Interest payable on the BLG Note is payable in kind or in cash at the Company’s discretion. To date, all interest has been paid-in-kind. Paul L. Kessler and Diana Derycz-Kessler, who also sit on the Company’s board of directors, jointly own a majority of BLG. Scott LaPorta also effectively owns 6.60% of BLG directly. Mr. LaPorta also sits on the board of directors and is the current CEO and COO of the Company and was CEO of the Successor when BLG and the Successor agreed to the terms of the BLG Note.

On April 30, 2021, the Company converted $8,000,000 of the balance under the BLG Note to 800,000 preferred shares issued to BLG, with retroactive effect to September 26, 2020. This served to reduce the debt load of the Company (the “Debt Conversion”). As of June 28, 2025, the Company owed BLG a total of $15,666,995 under the BLG Note. As of June 28, 2025 and December 31, 2024, there were undeclared dividends on the Series A Preferred Stock in the amount of $6,383,724 and $5,524,243, respectively.

In 2024, the Company received an additional $1,250,000 in loans from BLG, under the same terms as the existing BLG Note. The funds were primarily used to support working capital. During the year, the Company repaid $766,478 using net proceeds from the offering of Series B Preferred Stock. In February 2025, the Company received an additional $550,000 in loans from BLG, under the same terms as the existing BLG Note. The funds were primarily used to support working capital. As of June 28, 2025, the balance of $1,128,925 was outstanding.

Under the terms of the BLG Note, but also subject to the subordination agreement defined above, the debt is secured by a second priority interest in substantially all the Company’s assets. This means that upon an exit event or if the Company were to declare bankruptcy, BLG and its holders would be paid after AFS but before the Company’s stockholders.

Cash Injections

Additionally, BLG has periodically injected cash into the Company to support working capital needs. As of June 28, 2025 and December 31, 2024, the Company had $1,470,384 and $1,506,534 in accounts payable owed to BLG, respectively. These cash contributions are made without formal documentation and operate in substance like a revolving line of credit, allowing the Company to borrow, repay, and reborrow funds as needed.

We may seek to raise any necessary additional funds through equity or debt financing or other sources which may be dilutive to existing stockholders. If we are unable to secure financing on commercially reasonable terms, if at all, our business, financial position, results of operations and cash flows may be materially and adversely affected.

Assumed BOXFOX Debt

On October 31, 2024, the Company completed a merger with BOXFOX, Inc. (the “BOXFOX Merger”). As part of the merger, the Company assumed BOXFOX’s outstanding debt obligations, including an aggregate of $1,887,146 payable to Patrick Moore, consisting of (i) $1,322,763 under various loan agreements and (ii) $564,383 under a convertible promissory note. In addition, the Company assumed (i) $533,754 in obligations under an SBA loan, (ii) $328,492 under an American Express Long Term Financial Relief Program, (iii) $237,711 under a Shopify Capital loan, and (iv) $22,580 payable to Jenni Stern.

Patrick Moore Loan Agreements

The Company assumed debt under various loan agreements owed to Patrick Moore with an outstanding balance of $1,322,763 payable at an interest rate of 7.5% per annum.

Concurrently with the merger, the Company converted $500,000 of those debt obligations into 500 shares of Series B Convertible Preferred Stock and, on December 31, 2024, repaid $250,000 in cash pursuant to the merger agreement. At June 28, 2025, the Company owes Patrick Moore $514,150 under those loan agreements, which is classified as “Due to related parties” on our consolidated balance sheets.

The outstanding balance plus accrued interest will be repaid in cash by October 31, 2025 in accordance with the merger agreement.

Patrick Moore Convertible Promissory Note

The Company assumed an outstanding balance of $564,383 due to Patrick Moore under a Convertible Promissory Note. Concurrently with the merger, the Company converted that outstanding balance into a new $560,000 loan agreement with Patrick Moore at an interest rate of 10% per annum and a maturity date of October 31, 2029 (the “Patrick Moore Note”). Interest payable on the Patrick Moore Note is payable in kind or in cash at the Company’s discretion. To date, all interest has been paid-in-kind. $598,173 was outstanding under the Patrick Moore Note at June 28, 2025, and is classified as “Secured subordinated promissory note payables to related parties” on our consolidated balance sheets.

Under the terms of the Patrick Moore Note, but also subject to the subordination agreement described above, the debt is secured by a third priority interest in substantially all the Company’s assets. This means that upon an exit event, or if the Company were to declare bankruptcy, Patrick Moore would be paid after AFS and BLG and its holders but before the Company’s stockholders.

SBA Loan

Concurrently with the merger, the Company paid off the $533,754 outstanding balance of the SBA loan.

American Express Long Term Financial Relief Program

Prior to the merger, BOXFOX was enrolled in the America Express Long Term Financial Relief Program (the “AMEX Program”). The Company assumed the outstanding balance of $328,492, and under the terms of the AMEX Program, the Company will continue to make monthly payments of $18,381 until the balance has been fully repaid in April 2026. At June 28, 2025, $181,416 is classified as “Other current liabilities” on our consolidated balance sheets.

Shopify Capital Loan

Prior to the merger, BOXFOX had an outstanding loan with Shopify Capital, with an original amount of $350,000 and an interest rate of 15.56% per annum. The Company assumed the outstanding balance of $237,711. Under the terms of the agreement, BOXFOX was required to make daily payments equal to 17% of its daily gross sales made through its Shopify e-commerce platform. At December 31, 2024, the outstanding balance was $70,255 and is classified in “Other current liabilities” on our consolidated balance sheets. The balance was fully repaid in February 2025.

Jenni Stern Loan

In connection with the BOXFOX Merger, the Company assumed $22,580 of debt obligations owed to Jenni Stern, COO of BOXFOX. At December 31, 2024, the Company owed Jenni Stern $22,690, which is classified as “Due to related parties” on our consolidated balance sheets. The balance was fully repaid in May 2025.

Assumed Candy Club Debt

As part of the acquisition, the Company assumed an outstanding equipment note that Candy Club had entered into with Integrated Distribution Services, Inc. (“IDS”), their third-party logistics company. Upon the closing of the acquisition, on March 1, 2025, the Company entered into a new fulfillment services agreement with IDS, whereby the Company assumed the responsibility for the outstanding balance of the equipment loan in the amount of $199,499. The loan is to be amortized over the two-year life of the agreement at $0.10 per cup produced into finished goods. At June 28, 2025, $181,124 is classified as “Other current liabilities” on our consolidated balance sheets.

Cash Flows from Operations

We generally utilize the cash flows generated from our operations to fund our working capital needs. The Company primarily uses excess funds generated to repay borrowings under our Senior Secured Line of Credit. Changes in working capital items, specifically timing variations in inventory receipts, lease prepayments, payments in accounts payable and accrued liabilities, and accounts receivable collections from customers, can affect operating cash flows.

Net cash flows used in our operating activities were $2,649,203 in 1H 2025 compared to $2,267,714 for 1H 2024.

Trend Information

Our primary goal is to drive revenue growth and profitability by expanding our customer base across all channels. As we attract more customers, we aim to strengthen our brand. Increased distribution, product innovation, marketing efforts, and media coverage in the United States have been key drivers of sales growth and will continue to support the expansion of our confectionery products.

In 1H 2025, net revenue increased 9% from $9.9 million in 1H 2024 to $10.8 million, primarily as a result of $2.3 million in revenues from BOXFOX and Candy Club, which were not yet acquired in 1H 2024. These revenues were partially offset by declines in e-commerce, retail, gifting concierge, and international, largely due to economic uncertainty, retail store closures, and international trade instability. Gross margin as a percentage of revenue decreased 3%, due to lower margins from the BOXFOX and Candy Club businesses. SG&A expenses also increased 9%, which was primarily attributable to the increased expenses from the BOXFOX and Candy Club operations, including an increase in payroll, software license and subscription costs, and rent and storage fees. Overall, we continue to focus on profitability through disciplined cost management and operational integration while navigating macroeconomic pressures and evolving consumer demand.

We continue to elevate brand visibility and drive growth through a multi-faceted marketing strategy, including strategic partnerships with well-known brands that expand our customer base, increase market reach, and support the introduction of innovative new products. In 2024, we expanded wholesale distribution through new accounts in the hospitality channel and deepened our B2B penetration via our partnership with Faire.com and outreach by national sales representatives to increase brand awareness across North America. Our Gifting Concierge business secured corporate orders from notable clients, including Nordstrom, Inc. and premium sports and entertainment brand Legends. We also launched collaborative collections with Off Hours®, a new premium bourbon brand with a strong female following, Tequila Mandala®, a leading tequila brand, and Sanrio®, licensor of the Hello Kitty® and Friends characters, alongside continued releases of our Chopin® premium vodka line. In the spring of 2025, we also launched a collaborative collection with Kasama Rum, a female-founded small batch rum brand.

We remain attentive to evolving macroeconomic conditions and are proactively managing potential inflationary impacts and demand volatility. Our strategy, consistent with that of many of our wholesale partners, involves conservative inventory planning to better align supply with fluctuating consumer demand. While we may implement additional price increases in response to continued inflationary pressures, we intend to do so judiciously to avoid adversely impacting customer demand.

We believe we are well-positioned to capture a growing share of the U.S. confectionary market by connecting with the next generation of consumers through elevated brand positioning, compelling storytelling, and a differentiated product assortment. With a strong brand foundation and a best-in-class creative, marketing, and sales team, we believe the Company is poised to capitalize on long-term category growth and consumer trends favoring premium and experiential gifting.

Item 2. Other

None

Item 3. Financial Statements

SUGARFINA CORPORATION
CONSOLIDATED BALANCE SHEETS

	June 28, 2025 (Unaudited)	December 31, 2024
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$693,652	$722,903
Restricted cash	-	33,291
Accounts receivable	536,067	1,707,064
Inventory	3,261,566	2,968,653
Prepaid and other current assets	1,076,781	1,223,395
	5,568,066	6,655,306

OTHER ASSETS
Property and equipment, net	309,760	387,284
Intellectual property	14,467,661	13,836,051
Right-of-use assets, net	5,694,661	6,447,976
Other assets	362,518	362,518
	20,834,600	21,033,829
TOTAL ASSETS	$26,402,666	$27,689,135

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
Accounts payable	$1,239,378	$1,167,880
Accrued expenses	1,422,115	2,614,344
Deferred revenue	936,389	847,637
Due to related parties	1,643,075	1,108,158
Lease liabilities	2,200,195	2,194,381
Other current liabilities	362,541	290,827
	7,803,693	8,223,227

NONCURRENT LIABILITIES
Senior secured line of credit	1,434,720	1,778,223
Due to related party, noncurrent portion	1,470,384	1,506,534
Secured subordinated promissory note payables to related parties	16,265,168	15,302,121
Lease liabilities, noncurrent portion	3,961,241	4,805,621
Contigent equity consideration (162,106 holdback shares of common stock)	1,003,436	1,003,436
Other noncurrent liabilities	-	71,158
	24,134,949	24,467,093

COMMITMENTS AND CONTINGENCIES (Note 10)

STOCKHOLDERS' DEFICIT
Series A preferred stock, $0.01 par value,
800,000 shares issued and outstanding at June 28, 2025 and December 31, 2024	8,000	8,000
Series B preferred stock, $0.01 par value,
4,980 and 4,355 shares issued and outstanding at June 28, 2025 and December 31, 2024, respectively	50	44
Series C preferred stock, $0.01 par value,
3,610 shares issued and outstanding at June 28, 2025	36	-
Common stock; $0.01 par value,
25,000,000 shares authorized; 14,382,542 shares issued and outstanding as of June 28, 2025 and December 31, 2024	143,825	143,825
Additional paid-in capital	30,068,405	25,859,434
Accumulated deficit	(35,615,067)	(30,902,953)
Accumulated other comprehensive loss	(141,225)	(109,535)
	(5,535,976)	(5,001,186)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$26,402,666	$27,689,135

The accompanying notes are an integral part of these unaudited consolidated financial statements.

SUGARFINA CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(UNAUDITED)

	For the Period January 1, 2025 to June 28, 2025	For the Period January 1, 2024 to June 29, 2024
NET REVENUE	$10,829,801	$9,894,475

COST OF SALES	5,431,440	4,672,455

GROSS MARGIN	5,398,361	5,222,020

COSTS AND EXPENSES:
Selling, general and administrative	8,821,676	8,126,334
Depreciation and amortization	100,360	233,694
Loss on disposal of assets	-	166,225
	8,922,036	8,526,253

LOSS FROM OPERATIONS	(3,523,675)	(3,304,233)

OTHER (EXPENSE) INCOME
Interest expense	(1,186,355)	(899,747)
Other income (expense)	14,506	(9,717)
	(1,171,849)	(909,464)

NET LOSS BEFORE PROVISION FOR INCOME TAXES	(4,695,524)	(4,213,697)

PROVISION FOR INCOME TAXES	16,590	24,142

NET LOSS	(4,712,114)	(4,237,839)

OTHER COMPREHENSIVE LOSS
Foreign currency translation loss	(31,690)	(6,124)

TOTAL COMPREHENSIVE LOSS	$(4,743,804)	$(4,243,963)

NET LOSS PER SHARE
BASIC AND DILUTED	$(0.39)	$(0.41)

WEIGHTED AVERAGE SHARES OUTSTANDING
BASIC AND DILUTED	14,382,542	12,923,593

In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

SUGARFINA CORPORATION
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT

	Series A Preferred Stock		Series B Preferred Stock		Series C Preferred Stock		Common Stock		Additional Paid-In	Accumulated	Accumulated Other Comprehensive
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amounts	Capital	Deficit	Loss	Total
BALANCE, DECEMBER 31, 2023	800,000	$8,000	—	$—	—	$—	12,923,593	$129,236	$12,565,628	$(25,076,051)	$(87,164)	$(12,460,351)

OTHER COMPREHENSIVE LOSS	—	$—	—	$—	—	$—	—	$—	$—	$—	$(6,124)	(6,124)

ISSUANCE OF SERIES B PREFERRED STOCK	—	—	3,505	35	—	—	—	—	3,504,965	—	$—	3,505,000

OFFERING COSTS	—	—	—	—	—	—	—	—	(41,393)	—	$—	(41,393)

NET LOSS	—	—	—	—	—	—	—	—	—	(4,237,839)	$—	(4,237,839)

BALANCE, JUNE 29, 2024	800,000	$8,000	3,505	$35	—	$—	12,923,593	$129,236	$16,029,200	$(29,313,890)	$(93,288)	$(13,240,707)

	Series A Preferred Stock		Series B Preferred Stock		Series C Preferred Stock		Common Stock		Additional Paid-In	Accumulated	Accumulated Other Comprehensive
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amounts	Capital	Deficit	Loss	Total
BALANCE, DECEMBER 31, 2024	800,000	$8,000	4,355	$44	—	$—	14,382,542	$143,825	$25,859,434	$(30,902,953)	$(109,535)	$(5,001,186)

OTHER COMPREHENSIVE LOSS	—	$—	—	$—	—	$—	—	—	—	—	$(31,690)	$(31,690)

ISSUANCE OF SERIES B PREFERRED STOCK			625	6					624,994			$625,000

ISSUANCE OF SERIES C PREFERRED STOCK					3,610	$36			3,609,964			$3,610,000

OFFERING COSTS									(25,987)			$(25,987)

NET LOSS										(4,712,114)		$(4,712,114)

BALANCE, JUNE 28, 2025	800,000	$8,000	4,980	$50	3,610	$36	14,382,542	$143,825	$30,068,405	$(35,615,067)	$(141,225)	$(5,535,976)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

SUGARFINA CORPORATION
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Period January 1, 2025 to June 28, 2025	For the Period January 1, 2024 to June 29, 2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(4,712,114)	$(4,237,839)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	100,360	233,694
Loss on asset disposal	-	166,225
Non-cash interest expense	963,047	784,657
Changes in operating assets and liabilities:
Accounts receivable	1,170,997	898,163
Inventory	167,492	717,152
Prepaid and other current assets	146,614	(38,419)
Accounts payable	71,498	114,381
Accrued expenses	(1,167,229)	(624,412)
Deferred revenue	88,752	26,582
Other, net	521,380	(307,898)
Net Cash Used In Operating Activities	(2,649,203)	(2,267,714)

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(65,352)	(8,130)
Candy Club acquisition	(850,000)	-
Net Cash Used In Investing Activities	(915,352)	(8,130)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings on senior secured line of credit	4,762,104	4,590,115
Repayments on senior secured line of credit	(5,105,607)	(5,162,730)
Proceeds from issuance of Series B preferred stock	600,000	3,505,000
Proceeds from issuance of Series C preferred stock	3,610,000	-
Offering costs	(25,987)	(41,393)
Advances from related party	-	790,000
Repayments to related parties	(36,150)	(777,123)
Repayments on other short-term debt	(270,657)	(6,018)
Net Cash Provided by Financing Activities	3,533,703	2,897,851

EFFECT OF EXCHANGE RATES ON CASH	(31,690)	(6,124)

NET CHANGE IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	(62,542)	615,883

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AT BEGINNING OF PERIOD	756,194	779,669

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AT END OF PERIOD	$693,652	$1,395,552

The accompanying notes are an integral part of these unaudited consolidated financial statements.

SUGARFINA CORPORATION

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – Operations

Organization and Operations

Sugarfina Corporation (the Company) was formed on November 1, 2019, as a Delaware limited liability company and converted to a corporation on September 26, 2020. In conjunction with the reincorporation, the outstanding 1,000 membership units of Sugarfina Holdings LLC were exchanged for 12,500,000 shares of common stock of Sugarfina Corporation. All share and per share amounts in the accompanying unaudited consolidated financial statements for the Company have been adjusted retroactively to reflect the effect of the 1:12,500 unit split resulting from the corporate conversion as if it had occurred at November 1, 2019.

The Company’s wholly owned subsidiaries are Sugarfina USA LLC, Sugarfina Global LLC, Sugarfina Global Canada LTD, Sugarfina IP LLC, BOXFOX, Inc. (“BOXFOX”), and Candy Club Corporation (“Candy Club”). The Company sells candies through its e-commerce platforms, wholesale retail accounts, corporate gifting offerings, and retail boutiques. Its retail boutiques are in North America in major cities, including Los Angeles, New York, Boston and Vancouver, and through its franchises in Hong Kong and Taiwan. The Company sells a range of high-end domestic and imported sweets, from gummies and caramel to chocolates and fruit jellies. BOXFOX is an e-commerce custom gifting company primarily operating in the U.S. Candy Club is a candy company that sells artisanal, nostalgic candy and chocolates through its e-commerce and wholesale channels.

The Company is a majority-owned subsidiary of Bristol Luxury Group LLC (“BLG”).

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The Company’s unaudited consolidated financial statements include Sugarfina Corporation, Sugarfina USA LLC, Sugarfina Global LLC, Sugarfina Global Canada LTD, Sugarfina IP LLC, BOXFOX, and Candy Club (collectively, the Company). All intercompany transactions have been eliminated.

On October 31, 2024, the Company completed the merger of BOXFOX (the “BOXFOX Merger” or “the merger”), and on February 28, 2025, the Company completed the asset purchase of Candy Club (the “Candy Club Acquisition”). The results of the operations of BOXFOX and Candy Club have been included in the unaudited consolidated financial statements of Sugarfina Corporation since November 1, 2024 and March 1, 2025, respectively. See Note 3.

Liquidity and Capital Resources

As of June 28, 2025, the Company had $0.7 million in cash and cash equivalents and $0.5 million in accounts receivable. The Company has historically incurred recurring net losses, experienced negative cash flows from operating activities, and has an accumulated deficit. Those conditions have placed pressure on the Company’s liquidity and limited its ability to fund operations through internally generated cash flows.

To support its liquidity position, the Company has undertaken a series of financing efforts beginning in 2024 and throughout 2025:

•	The Company raised $4,380,000 in cash proceeds through a Series B Convertible Preferred Stock offering and used the net proceeds for working capital to invest in inventory ahead of seasonal 2024 fall and holiday sales as well as for the BOXFOX Merger and Candy Club Acquisition,

•	we expanded the capacity of our senior secured credit facility with Austin Financial Services, Inc. from $2.0 million to $3.0 million, and

•	in March 2025, commenced an offering of Series C Convertible Preferred Stock under which, as of June 28, 2025, the Company has received $3,560,000 in cash proceeds. We intend to use the proceeds for general working capital purposes, repayment of short-term debt obligations, and to fund inventory purchases for our upcoming seasonal fall and holiday sales.

In addition to these financing efforts, the Company implemented multiple cost optimization and earnings improvement initiatives during 2024 and continuing into 2025 including:

•	Reducing selling, general, and administrative expenses via headcount management and cost negotiations,

•	closing unprofitable retail locations, and

•	increasing gross margins through price adjustments and improved freight and material costs.

Furthermore, the Company completed the BOXFOX Merger in 2024 and the Candy Club Acquisition in early 2025 (See Note 3). Those strategic business combinations are expected to create cost and revenue synergies by expanding customer reach and improving operational efficiency through integrated procurement, fulfillment, and marketing functions.

Management believes that the cumulative impact of these actions enhances the Company’s liquidity profile and provides sufficient resources to support its ongoing business activities and strategic growth initiatives.

Use of Estimates

The preparation of the unaudited consolidated financial statements, in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the amounts reported in the unaudited consolidated financial statements and accompanying notes. Significant items subject to such estimates and assumptions include revenue recognition, the determination of fair values and useful lives of long-lived assets as well as intellectual property, assumptions used in testing for impairment of long-lived assets, allowance for credit losses on accounts receivable, recognition of deferred revenue, determination of fair value of equity-based awards, the valuation of accounts receivable and inventory, and depreciation and amortization. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk include cash and cash equivalents and accounts receivable arising from normal business activities. At June 28, 2025 and December 31, 2024, the Company maintained cash with financial institutions in excess of federally insured limits. The Company places its cash with high quality financial institutions and has not experienced losses with respect to these items. The Company extends credit to its customers and generally does not require collateral from them.

Supplier Concentrations

The Company’s operations are subject to several factors which are beyond the control of management, such as changes in manufacturers’ pricing and the continued operation of its significant manufacturers. While the Company sells a diversified product line, it remains dependent upon the limited number of suppliers which it selects. There were no concentrations of suppliers during the period January 1, 2025 to June 28, 2025 and January 1, 2024 to June 29, 2024.

Fair Value of Financial Instruments

Fair value of cash equivalents, current accounts receivable and current accounts payable approximate the carrying amounts because of their short-term nature. The fair value of long-term debt is estimated based upon quoted market prices at the reporting date for those financial instruments.

Cash, Cash Equivalents, and Restricted Cash

For the purposes of the unaudited consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Restricted cash is secured as collateral for certain other assets. The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the unaudited consolidated balance sheets that sum to the total of the same such amounts shown in the unaudited consolidated statements of cash flows:

	June 28, 2025	December 31, 2024
Cash and cash equivalents	$693,652	$722,903
Restricted cash	-	33,291
	$693,652	$756,194

Accounts Receivable

Accounts receivable is stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts based on its assessment of the status of individual accounts, considering a customer’s financial condition and credit history, and economic conditions. Expected credit losses are written off in the period in which the financial assets are no longer collectible. At June 28, 2025 and December 31, 2024, the allowance for doubtful accounts was approximately $23,000 and $34,000, respectively.

Inventory

Inventory is valued at the lower of cost or net realizable value. Cost is determined under the average cost method.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally ranging from three to five years. Leasehold improvements are amortized over the shorter of their useful lives or the length of the lease. Expenditures for maintenance and repairs are charged to expense as incurred.

Intellectual Property

We perform valuations of assets acquired and liabilities assumed on each acquisition accounted for as a business combination and recognize the assets acquired and liabilities assumed at their acquisition-date fair value.

Intellectual property assets related to franchise agreements acquired in 2019, that were fully amortized at June 28, 2025, and the preliminary value of certain intellectual property acquired in the BOXFOX Merger on October 31, 2024 and Candy Club Acquisition on February 28, 2025. The Company is still in the process of finalizing the fair value assessment of the assets acquired in the BOXFOX Merger and Candy Club Acquisition; therefore, the values presented in this report are preliminary and subject to change. Any adjustments to these preliminary values may also impact the Company’s income tax calculations. See Note 3.

Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. The Company reviews the estimated useful lives of its intangible assets on an ongoing basis and adjusts them, as necessary.

Intellectual property is tested for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. If indicators of impairment exist, the Company compares the carrying amount of the asset to the estimated undiscounted future cash flows expected to result from the use and eventual disposition of the asset. If the carrying amount exceeds the expected cash flows, an impairment loss is recognized for the amount by which the carrying amount exceeds its fair value.

Long-Lived Assets

Long-lived assets are assessed for recoverability on an ongoing basis. In evaluating the fair value and future benefits of long-lived assets, their carrying value would be reduced by any excess of the long-lived asset over management’s estimate of the anticipated undiscounted future net cash flows of the related long-lived asset. At June 28, 2025 and December 31, 2024, management assessed that there was no impairment of its long-lived assets.

Due to Related Parties

Current Liabilities

Due to related parties classified as current liabilities include certain debt assumed from the BOXFOX Merger. See Note 8. At June 28, 2025, those amounts include $514,150 due to Patrick Moore, who owns 500 Series B preferred shares and is the father of Chelsea Moore, CEO of BOXFOX. Per the merger agreement, any outstanding amounts due to Patrick Moore plus accrued interest must be paid by October 31, 2025. The debt owed to Patrick Moore accrues interest at 7.50% per annum.

Other due to related party amounts in current liabilities include $1,128,925 owed to BLG, our parent company. On August 7, 2024, the Company borrowed $500,000 under the same terms as our Bristol Luxury Group LLC Debt defined in Note 8. Those funds were used primarily for inventory purchases for our 2024 fall and holiday season. On February 27, 2025, the Company borrowed $550,000 under the same terms as our Bristol Luxury Group LLC Debt defined in Note 8. Those funds were used primarily for working capital purposes and inventory purchases.

Noncurrent Liabilities

Due to related party amounts classified as noncurrent are reimbursements of expenses paid by BLG on behalf of Sugarfina Corporation.

Revenue Recognition

The Company determines revenue recognition through the following steps:

•	Identification of a contract with a customer;

•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligations in the contract; and

•	Recognition of revenue when or as the performance obligations are satisfied.

The Company primarily derives its revenue from sales of products through e-commerce and wholesale customers and at its store locations. Revenue is recorded net of estimated returns and excludes sales taxes. Retail stores record revenue at the point of sale. Online sales include shipping revenue and are recorded at the point in time they are shipped to the customer. Revenue is shown net of returns, discounts, and sales incentives given to customers. Amounts billed to customers for shipping and handling costs as incurred are included in revenue. Shipping and handling costs associated with shipments to and returns from customers are included in cost of goods sold.

The following table presents the Company’s revenue disaggregated by revenue source:

	For the Period January 1, 2025 to June 28, 2025	For the Period January 1, 2024 to June 29, 2024	Percentage Change
Wholesale	$4,597,153	$4,617,748	0%
E-commerce	1,591,599	1,849,843	-14%
Retail	1,443,767	2,124,499	-32%
Gifting Concierge	737,481	996,465	-26%
International	135,498	305,920	-56%
BOXFOX	1,991,786	-	-
Candy Club	332,517	-	-
	$10,829,801	$9,894,475	9%

Advertising

Advertising costs, which are recorded in selling, general and administrative expenses, are charged to operations when incurred. The Company incurred approximately $513,724 and $362,928 in advertising expenses for the six months ended June 28, 2025 and June 29, 2024, respectively. $112,000 of the total advertising costs was related to third-party commissions incurred through certain wholesale sales for the period from January 1, 2025 through June 28, 2025 compared to $83,000 for the period from January 1, 2024 through June 29, 2024.

Stock-Based Compensation

On January 26, 2021, the Company adopted an equity-based incentive plan for employees. The plan permitted the issuance of up to 500,000 shares of common stock in the form of stock options, and was amended by the Board of Directors on January 27, 2025, to authorize another 200,000 options for issuance under the plan. At June 28, 2025, we have 474,925 stock options outstanding. The stock options vest ratably over four years from the date of grant but do not become exercisable until an exit event, such as a change in control, or initial public offering, occurs. If an exit event occurs, any portion of the options that have not vested will become vested immediately prior to the consummation of such exit event, provided the plan participant has not terminated prior to the exit event. We have not recognized any compensation expense for these awards as of June 28, 2025, due to the exit event restrictions on the exercisability of the stock options. See Note 12.

Lease Accounting

We enter operating lease contracts for the right to utilize retail, office and warehouse space. For contracts that extend for a period of greater than 12 months, we recognize a right-of-use asset and a corresponding lease liability on our consolidated balance sheets. The present value of each lease is based on the future minimum lease payments in accordance with ASC 842 and is determined by discounting those payments using a risk-free borrowing rate. Lease terms generally range from five to ten years and may provide for rent escalations and options for renewal. See Note 7.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. The realizability of deferred tax assets is assessed by management and a valuation allowance is recorded, if necessary, to reduce net deferred tax assets if it is more likely than not that all or some portion of such assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Among other things, management considers projected future taxable income and tax planning strategies in making this assessment. At June 28, 2025 and December 31, 2024, management determined that the ultimate realization of deferred tax assets was uncertain, and a valuation allowance was recorded to fully reserve and reduce the net deferred tax assets in their entirety.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In accounting for uncertain income tax positions, the Company recognizes the consolidated financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. The Company is subject to potential income tax audits on open tax years by any taxing jurisdiction in which it operates. The statute of limitations for federal and State purposes is generally three and four years, respectively.

Comprehensive Loss

Total comprehensive loss is defined as all changes in equity during a period, other than those resulting from investments by and distributions to the member. Generally, for the Company, total comprehensive loss equals the net loss, plus or minus adjustments for currency translation.

While total comprehensive loss is the activity in a period and is largely driven by the net loss in that period, accumulated other comprehensive income or loss (AOCI) represents the cumulative balance of other comprehensive income as of the balance sheet date. For the Company, AOCI is primarily the cumulative balance related to currency adjustments.

Earnings Per Share

Basic earnings per common share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per common share is computed based on net income (loss) divided by the weighted average number of common shares and potential shares. Income available to common stockholders shall be computed by deducting both the dividends declared in the period on preferred stock (whether or not paid) and the dividends accumulated for the period on cumulative preferred stock (whether or not earned) from net income. The computation of diluted EPS is similar to the computation of basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued during the period to reflect the potential dilution that could occur from common shares issuable through contingent shares issuance arrangement, stock options or warrants.

	For the Period January 1, 2025 to June 28, 2025	For the Period January 1, 2024 to June 29, 2024
Basic and Diluted Net Loss Per Share
Net loss	$(4,712,114)	$(4,237,839)
Less: undeclared dividends on preferred stock accumulated during the period	(930,582)	(1,011,747)
Net loss attributable to common shareholders	$(5,642,696)	$(5,249,586)
Weighted average common shares outstanding	14,382,542	12,923,593
Net loss per share	$(0.39)	$(0.41)

Foreign Currency Transactions and Translation

The functional currency of the Company’s foreign-owned subsidiary is their local currency. Assets and liabilities denominated in foreign currencies as the functional currency at the balance sheet date are translated into the reporting currency of United States dollars (USD) at the exchange rates prevailing at the balance sheet date. The results of transactions in foreign currency are remeasured into the reporting currency at the average rate of exchange during the reporting period. The registered equity capital denominated in the functional currency is translated into the reporting currency of USD at the historical rate of exchange at the time of capital contribution. All translation adjustments resulting from the translation of the financial statements into the reporting currency at USD are dealt with as a separate component within equity as other comprehensive income (loss).

Recent Accounting Developments

In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which is intended to enhance the transparency and usefulness of income tax disclosures. The amendments in ASU 2023-09 provide for enhanced income tax information primarily through changes to the rate reconciliation and income taxes paid information. ASU 2023-09 is effective prospectively to all annual periods beginning after December 15, 2025. Early adoption is permitted. We are currently evaluating the impact of this standard on our disclosures.

All other new accounting pronouncements that have been issued, but are not yet effective are currently being evaluated and at this time are not expected to have a material impact on our financial positions or results of operations.

Subsequent Events

In preparing these unaudited consolidated financial statements, the Company has evaluated subsequent events and transactions for potential recognition or disclosure through August 29, 2025, the date the unaudited consolidated financial statements were available for issuance.

NOTE 3 – Candy Club Acquisition

On February 28, 2025, the Company, through its wholly owned subsidiary Candy Club Corporation (the “Purchaser”), entered into an asset purchase agreement with Gemcap Solutions, LLC, as servicer and attorney-in-fact for secured party Gemcap Holdings, LLC (the “Secured Party”), to purchase in a public sale pursuant to the Uniform Commercial Code the assets of Candy Club, LLC, as reorganized pursuant to and under a plan of reorganization, Candy Club Holdings, Inc., Candy Club Investment, LLC, as reorganized pursuant to and under a plan of reorganization, and Candy Club Acquisition, LLC, as reorganized pursuant to and under a plan of reorganization, jointly and severally (collectively, the “Borrower”), held by the Secured Party as collateral under a loan and security agreement dated as of April 1, 2024, among the Borrower and the Secured Party.

Candy Club has operated a moderately positioned, direct-to-consumer and subscription confections business since 2015, and a wholesale business since 2020. The brand features gourmet sweets with a nostalgic twist, and has national distribution with retailers such as Home Goods, Barnes & Noble, Hallmark Stores, Macy’s, Harry and David, and more. Candy Club LLC was initially founded in 2015 as purely a direct-to-consumer candy subscription business. The company surpassed $10 million in 2018. In 2019, the company listed on the Australian Stock Exchange (“ASX”), then began selling its products through business-to-business (“B2B”) wholesale customers in 2020, achieving a high watermark of $17 million of revenues in 2021. In 2023, after facing challenges raising capital on the ASX, and with creditors unwilling to restructure loans, Candy Club founder, Keith Cohn, purchased the company back from its Australian shareholders. Mr. Cohn filed for reorganization, which was successfully completed on April 19th, 2024. In 2025, Candy Club's largest creditor exercised its right to sell the assets of the Company via Article 9 UCC sale, for which the Company was a stalking horse. The Company, via its newly established subsidiary, Candy Club Corporation, was successful at the Article 9 auction, and purchased substantially all the assets of the former Candy Club for total cash consideration of $850,000.

Under the Company’s ownership, we aim to revive Candy Club’s business by replenishing its depleted inventory, expanding its wholesale distribution, boosting its e-commerce platform reach, and leveraging the Sugarfina operating platform. Candy Club currently sources all products and packaging from U.S. suppliers. The Company believes that the addition of Candy Club will expand the Company’s market presence, provides product diversification, and present operational and financial synergies.

The total consideration paid by Purchaser to Secured Party was cash of $850,000, which included $100,000 deposited into an escrow account upon execution of the asset purchase agreement. The remaining $750,000 was paid upon closing. Under the acquisition method of accounting, the total purchase price reflects Candy Club’s tangible and intangible assets and liabilities assumed which were recorded at their preliminary fair value at the date of the completion of the acquisition (February 28, 2025). The intellectual property has been recorded at its preliminary fair value as of the acquisition date. These amounts are subject to change as the Company continues to refine its valuation analyses and finalizes the value of consideration and the purchase price allocation. Adjustments to these provisional values, if any, will be recognized during the measurement period, which will not exceed one year from the acquisition date, in accordance with ASC 805, Business Combinations.

Base consideration	$850,000

Fair value of identifiable assets acquired:
Inventory	452,051
Intellectual property (preliminary value, subject to change)	597,448
$1,049,499
Fair value of liabilities assumed:
Other current liabilities	$199,499
$199,499

Fair value of identifiable assets acquired and liabilities assumed	$850,000

The preliminary value of intellectual property includes customer lists, trademarks, and domain names.

NOTE 4 – Inventory

Inventory consists of the following:

	June 28, 2025	December 31, 2024
Raw materials	$534,673	$627,351
Finished goods	1,274,421	1,403,567
Supplies and other inventory	1,452,472	1,076,803
	3,261,566	3,107,721
Valuation reserve to net realizable value	-	(139,068)
	$3,261,566	$2,968,653

NOTE 5 – Property and Equipment

Property and equipment consist of the following:

	June 28, 2025	December 31, 2024
Equipment	$888,195	$875,794
Furniture and fixtures	424,133	423,948
Leasehold improvements	245,536	235,074
Software	231,315	231,315
	1,789,179	1,766,131
Accumulated depreciation	(1,479,419)	(1,378,847)
	$309,760	$387,284

NOTE 6 – Accrued Expenses

Accrued expenses consist of the following:

	June 28, 2025	December 31, 2024
Wages and benefits	$487,657	$354,912
Credit card payable	439,919	361,038
Sales tax payable	71,564	201,926
Inventory received not billed	15,092	324,880
Other accrued liabilities	407,883	1,371,588
	$1,422,115	$2,614,344

NOTE 7 – Leases

We enter operating lease contracts for the right to utilize retail, office and warehouse space. Lease terms vary and can range from short term (under 12 months) to long term (greater than 12 months). Lease terms generally range from five to ten years and may provide for rent escalations and renewal options. We considered those options when determining the lease terms used to derive our right of use assets and associated lease liabilities. Leases with a term of less than 12 months are not recorded on our consolidated balance sheets and we recognize lease expense for those leases on a straight-line basis over the lease term.

Additionally, certain lease payments, such as percentage rent and common area maintenance charges, are driven by variable factors. Variance costs are expensed as incurred and are not included in our determination for our lease liabilities and right of use assets.

Our lease portfolio consists of operating leases within two major categories:

Leases	Classification	Financial Statement Caption	June 28, 2025	December 31, 2024
Assets	Office and warehouse space	Right of use assets, net	$4,323,791	$5,024,488
	Retail store space	Right of use assets, net	1,370,870	1,423,488
Total Right of use assets, net			$5,694,661	$6,447,976
Liabilities
		Lease liabilities	2,200,195	2,194,381
		Lease liabilities, noncurrent portion	3,961,241	4,805,621
Total Lease Liability			$6,161,436	$7,000,002

We recorded total operating lease expenses of $1,678,785 and $1,662,806 for the period of January 1, 2025 to June 28, 2025 and January 1, 2024 to June 29, 2024, respectively. The total operating cost includes the amounts associated with our existing lease liabilities, along with both short-term and variable lease costs incurred during the periods.

The maturities of our lease liabilities as of June 28, 2025 on an undiscounted cash flow basis are as follows:

Maturity of Lease Liabilities	Office and Warehouse Space	Retail Store Space	Total Operating Leases
Remainder of 2025	$802,637	$347,420	$1,150,057
2026	1,653,037	732,352	2,385,389
2027	1,203,591	401,530	1,605,121
2028	988,600	86,375	1,074,975
2029	218,079	-	218,079
Total Lease Payments	4,865,944	1,567,677	6,433,621
Less: Interest	(227,644)	(44,541)	(272,185)
Present value of lease liabilities	4,638,300	1,523,136	6,161,436

The following table presents the weighted average remaining term and discount rate related to our right of use assets:

Lease Term and Discount Rate	June 28, 2025	December 31, 2024
Weighted-average remaining lease term	2.98 yrs	3.42 yrs
Weighted-average discount rate	2.80%	2.60%

The following table provides information regarding the cash paid and right-of-use assets obtained related to our operating leases:

Cash Flows Information	For the Period January 1, 2025 to June 28, 2025	For the Period January 1, 2024 to June 29, 2024
Cash paid for amounts included in the measurement of lease liabilities	$1,101,093	$1,242,022
Leased assets obtained in exchange for new operating lease liabilities	$261,426	$340,927

NOTE 8 – Debt

Senior Secured Line of Credit

On May 24, 2022, the Company entered into a revolving line of credit agreement with Austin Financial Services, Inc. (“AFS”). That agreement, through subsequent amendments, provides for a $3.0 million senior secured credit facility (the “Senior Secured Line of Credit” or “line of credit”), which is used primarily for working capital purposes, and has a termination date of May 24, 2027, with certain early termination conditions and fees. The line of credit contains customary affirmative and negative covenants, however we are not subject to any financial covenants, such as leverage ratios.

The line of credit contains, among other things, the following key credit terms:

•	a “borrowing base” equal to the sum of eligible accounts up to an advance rate of 85% plus the lesser of (a) eligible inventory up to an advance rate of 65% or (b) the inventory sublimit (defined below), minus certain reserves AFS may deem appropriate at its sole discretion,

•	an inventory sublimit equal to the lesser of (a) $1,000,000 during the period January 1 through July 31 each year and (b) $1,250,000 during the period from August 1 through December 31 each year or (c) an amount equal to 200% of borrowing base availability,

•	an annual facility fee equal to 1% of the total commitment amount (currently $3,000,000) paid on the closing date, and annually thereafter,

•	a monthly collateral management fee of 0.60% based on the average outstanding loan balance,

•	a minimum monthly payment of $5,500,

•	and the interest rate for all advances shall be the sum of the Prime Rate plus 2.00%, provided that the interest rate shall not be less than (a) 7.00% at all times through and including May 24, 2026, and (b) 6.50% at all times on and after May 25, 2026.

At June 28, 2025, we had $1,434,720 of outstanding borrowings and a temporary negative borrowing capacity (the lesser of the borrowing base or the aggregate line of credit), primarily due to the timing of receipts remitted to AFS under the line of credit. The interest rate on our outstanding borrowings under the line of credit was 9.5% as of June 28, 2025.

The Company, Bristol Luxury Group, LLC (“BLG”) and AFS entered into an Intercompany Subordination Agreement which provides AFS with a first-priority interest in substantially all the Company’s assets. This means that upon an exit event or if the Company were to declare bankruptcy, AFS would be paid first before BLG (who has a second-priority interest) and Patrick Moore (who has a third-priority interest) or the stockholders.

Bristol Luxury Group LLC Debt

The Company has a secured promissory note payable balance to Bristol Luxury Group, LLC (“BLG”) totaling $15,666,995 at June 28, 2025 (the “BLG Note”). The Company’s board of directors owns BLG. The balance bears interest, payable monthly, at 12% and is secured by the general assets of the Company, subject to the Intercompany Subordination Agreement previously described. Interest may be paid-in-kind. The balance of the promissory note is due May 2027. On April 30, 2021, Sugarfina Holdings LLC and BLG executed an Exchange Agreement (the “Exchange Agreement”) and, concurrently therewith, an Amendment No. 1 to the Amended and Restated LLC Agreement of Sugarfina Holdings LLC (the “LLCA Amendment”), each having an effective date of September 26, 2020. Pursuant to the Exchange Agreement and the LLCA Amendment, BLG and Sugarfina Holdings LLC agreed to convert a portion of the outstanding principal and accrued interest on the BLG Note equal to $8,000,000 in the aggregate (including $6,289,954 in outstanding principal and $1,710,046 in accrued interest) for 800,000 preferred units of Sugarfina Holdings LLC, with such exchange becoming effective immediately prior to the conversion of Sugarfina Holdings LLC into the Company on September 26, 2020.

Patrick Moore Note

The Company has a secured promissory note payable balance to Patrick Moore totaling $598,173 at June 28, 2025 (the “Patrick Moore Note”) and is classified as “Secured subordinated promissory note payables to related parties” on our consolidated balance sheets. The balance bears interest, payable monthly, at 10% and is secured by the general assets of the Company, subject to the Intercompany Subordination Agreement with AFS previously described and also subordinated to the BLG Note. Interest may be paid-in-kind. The balance of the promissory note is due October 31, 2029.

Other Patrick Moore Loan Agreements

Prior to the merger, BOXFOX entered into three other separate loan agreements with Patrick Moore totaling $1,500,000 at an interest rate of 7.5% per annum. The outstanding balance assumed by the Company was $1,322,763. Concurrently with the merger, the Company converted $500,000 of those debt obligations into 500 shares of Series B Convertible Preferred Stock. Additionally, $250,000 was repaid in cash by the Company to Patrick Moore on December 31, 2024. At June 28, 2025, the Company owes Patrick Moore $514,150, which is classified as “Due to related parties” in current liabilities on the consolidated balance sheets. The outstanding balance plus accrued interest must be repaid in cash by October 31, 2025 in accordance with the merger agreement.

American Express Long Term Financial Relief Program

Prior to the merger, BOXFOX was enrolled in the America Express Long Term Financial Relief Program (the “AMEX Program”). The Company assumed the outstanding balance of $328,492, and under the terms of the AMEX Program, the Company will continue to make monthly payments of $18,381 until the balance has been fully repaid in April 2026. At June 28, 2025, $181,416 is classified as “Other current liabilities” in our consolidated balance sheets.

Shopify Capital Loan

Prior to the merger, BOXFOX had an outstanding loan with Shopify Capital, with an original amount of $350,000 and an interest rate of 15.56% per annum. The Company assumed the outstanding balance of $237,711. Under the terms of the agreement, BOXFOX was required to make daily payments equal to 17% of its daily gross sales made through its Shopify e-commerce platform. At December 31, 2024, the outstanding balance was $70,255 and is classified in “Other current liabilities” in our consolidated balance sheets. The balance was fully repaid in February 2025.

Jenni Stern Loan

In connection with the BOXFOX Merger, the Company assumed $22,580 of debt obligations owed to Jenni Stern, COO of BOXFOX. At December 31, 2024, the Company owes Jenni Stern $22,690, which is classified as “Due to related parties” on the consolidated balance sheets. The balance was fully repaid in May 2025.

Assumed Candy Club Debt

As part of the acquisition, the Company assumed the outstanding equipment note that Candy Club had entered into with Integrated Distribution Services, Inc. (“IDS”), their third-party logistics company. Upon the closing of the acquisition, on March 1, 2025, the Company entered into a new fulfillment services agreement with IDS, whereby the Company assumed the responsibility for the outstanding balance of the equipment loan in the amount of $199,499. The loan is to be amortized over the life of the agreement, two years, at $0.10 per cup produced into finished goods. At June 28, 2025, $181,124 is classified as “Other current liabilities” on our consolidated balance sheets.

NOTE 9 – Income Taxes

For the periods from January 1, 2025 through June 28, 2025 and from January 1, 2024 through June 29, 2024, our full valuation allowance was offset primarily by our net operating loss, depreciation and amortization, and accrued expenses. Additionally, for the period from January 1, 2025 through June 28, 2025, the Company has net operating loss carryforwards for federal and state purposes totaling approximately $20,957,684 and $16,754,016, respectively, available for an indefinite period to offset future taxable income.

NOTE 10 – Commitments and Contingencies

Production Agreements

The Company currently transacts with a co-packer located in Mexico for the assembly of its product which is promptly transferred to the Las Vegas operations center. In January 2024, we amended the production agreement with our co-packer located in Mexico, extending the term from May 1, 2024 through May 31, 2027, with an option to, thereafter, extend the term for an additional twelve-month period(s) upon mutual agreement of both parties.

The existing agreement with the co-packer has no minimum production requirements and the parties agreed to extend the agreement on substantially similar terms, except that the original agreement was amended to provide for annual rate increases of 3.5% commencing on January 1 of each year.

Legal Proceedings

The Company is involved in various minor claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations, or liquidity.

NOTE 11 – Stockholders’ Deficit

Common Stock

At June 28, 2025, we had 14,382,542 outstanding shares of common stock, consisting of 12,500,000 shares issued to Bristol Luxury Group, LLC (“BLG”), in connection with our conversion to a corporation in September 2020, 423,523 shares held by public shareholders from our Regulation A offering (the “Regulation A Offering”) under the Securities Act of 1933, and 1,458,949 shares held by former shareholders of BOXFOX issued as a consideration in the BOXFOX Merger. A total of 162,106 shares, representing 10% of the shares comprising the final merger consideration, are subject to a holdback arrangement and will be issued only upon satisfaction of certain performance conditions, as further described in Note 3 to the Company’s audited consolidated financial statements contained in its Annual Report on Form 1-K for the year ended December 31, 2024.

The Company issued warrants of 5,339 shares to StartEngine Primary, LLC, an underwriter of the Regulation A Offering. These warrants allow the purchase of Common Stock at an exercise price of $10.35 per share and expire on December 29, 2026.

Series A Preferred Stock

At June 28, 2025, BLG owned 800,000 shares of Series A Preferred Stock, which is 100% of the issued and outstanding shares of that class.

Without the consent of the holders of the Series A Preferred Stock, who are entitled to one vote per share and to vote as a separate class, the Company may not (i) increase the authorized number of shares of Series A Preferred Stock; (ii) authorize or increase the number of shares of any other class of Capital Stock or security convertible into capital stock that ranks either senior to or on parity with the Series A Preferred Stock with respect to the right to receive dividends or distributions or the Company’s assets upon liquidation, dissolution or winding up of the Company; (iii) pay any dividend on a lower ranking class of Capital Stock; (iv) effect any redemption; or (v) amend the Certificate of Incorporation in a manner adverse to holders of the Series A Preferred Stock. The Company also has the right to effectuate a redemption of the Series A Preferred Stock at any time for a cash amount equal to $10 per share plus any accrued and unpaid dividends, which accrue on a daily basis at an annual rate of 12% on the Series Issue Price of $10 per share, payable in cash, and to the extent not paid, compounded monthly, provided that such annual rate shall be 14% on the amount of any previously accrued dividends on such share, compounded monthly. No dividends on any other class of Capital Stock may be declared or paid unless, in addition to the required consent of the holders of the Series A Preferred Stock, a dividend is first or simultaneously paid to holders of the Series A Preferred Stock in an amount at least equal to the aggregate dividends accrued and not previously paid. As of June 28, 2025 and December 31, 2024, undeclared dividends for the Series A Preferred Stock amounted to $6,383,724 and $5,524,243, respectively.

Series B Preferred Stock

On April 12, 2024, the Company commenced an offering of its 6% Series B Convertible Preferred Stock (the “Series B Preferred Stock”) in an exempt offering in reliance on Section 4(a)(2) and Rule 506(c) of Regulation D of the Securities Act. All rights of Series B Preferred Stock are subordinated to the rights of the holders of the Company’s Series A Preferred Stock.

At June 28, 2025, the Company had 4,980 shares of Series B Preferred Stock issued and outstanding, which includes $100,000 invested by CEO, COO and Director, Scott LaPorta, into 100 total Series B Preferred Stock shares in April 2024 and March 2025, respectively. Additionally, as part of the BOXFOX Merger, the Company converted $500,000 of outstanding debt owed to Patrick Moore by BOXFOX into 500 shares of Series B Preferred Stock.

We used the net proceeds for working capital to invest in inventory ahead of seasonal 2024 fall and holiday sales as well as for the BOXFOX Merger and Candy Club Acquisition.

The Company issued 1,073,276 warrants for shares of Common Stock exercisable at $4.64, subject to ownership limitations of 4.99% of the outstanding shares of Common Stock. Warrant holders are protected by certain antidilution features, including preemptive rights in the event the Company in the future sells Common Stock or other securities convertible into Common Stock. Such preemptive rights are limited to the holder maintaining a 4.99% beneficial ownership of the Company’s outstanding Common Stock. We issued an additional 4,849 warrants for shares of Common Stock with an exercise price of $5.57, with terms consistent with those of other Series B warrant holders, pursuant to an agreement with a third party that facilitated investor participation.

The Series B Preferred Stock will be entitled to receive cumulative dividends at an annual rate of 6% per share based on the stated value of $1,000 per share payable at the Company’s option on the date of conversion. No further dividends will accrue after conversion of the Series B Preferred Stock. As of June 28, 2025 undeclared dividends for the Series B Preferred Stock amounted to $298,354.

Holders of Series B Preferred Stock are entitled to participate in any dividend or other distribution declared by the Board on an as-converted basis without regard to any limitation on conversion as described below. In the event the distribution would result in the holder of Series B Preferred Stock beneficially owning more than 4.99% of the Company’s outstanding Common Stock, then the holder’s participation will be limited to 4.99% and the remaining shares held in abeyance for the benefit of the holder until such time that the distribution would not cause holder to exceed 4.99%.

Series C Preferred Stock

On March 3, 2025, the Company commenced an offering of its 6% Series C Convertible Preferred Stock (the “Series C Preferred Stock”) in an exempt offering in reliance on Section 4(a)(2) and Rule 506(c) of Regulation D of the Securities Act. All rights of Series C Preferred Stock are subordinated to the rights of the holders of the Company’s Series A Preferred Stock.

At June 28, 2025, the Company had 3,610 shares of Series C Preferred Stock issued and outstanding, which included $50,000 invested by CEO, COO and Director, Scott LaPorta, into 50 Series C Preferred Stock shares in June 2025.

The Company issued 656,364 warrants for shares of Common Stock exercisable at $5.50, subject to ownership limitations of 4.99% of the outstanding shares of Common Stock. Warrant holders are protected by certain antidilution features, including preemptive rights in the event the Company in the future sells Common Stock or other securities convertible into Common Stock. Such preemptive rights are limited to the holder maintaining a 4.99% beneficial ownership of the Company’s outstanding Common Stock.

The Series C Preferred Stock will be entitled to receive cumulative dividends at an annual rate of 6% per share based on the stated value of $1,000 per share payable at the Company’s option on the date of conversion. No further dividends will accrue after conversion of the Series C Preferred Stock. As of June 28, 2025 undeclared dividends for the Series C Preferred Stock amounted to $57,659.

Holders of Series C Preferred Stock are entitled to participate in any dividend or other distribution declared by the Board on an as-converted basis without regard to any limitation on conversion as described below. In the event the distribution would result in the holder of Series C Preferred Stock beneficially owning more than 4.99% of the Company’s outstanding Common Stock, then the holder’s participation will be limited to 4.99% and the remaining shares held in abeyance for the benefit of the holder until such time that the distribution would not cause holder to exceed 4.99%.

Regulation CF Offering

On January 20, 2023, the Company commenced an offering of up to $5,000,000 of Crowd SAFE (Simple Agreement for Future Equity) securities pursuant to Regulation CF under the Securities Act of 1933. That offering closed on October 16, 2023, and the Company recognized gross proceeds of $119,718 and incurred offering costs of $33,731.

NOTE 12 – Stock Options and Warrants

Stock Awards

In January 2021, our Stockholders approved a stock option plan for the issuance of up to 500,000 options (the “2020 Equity Incentive Plan”), As of December 31, 2024, we had 351,925 stock options outstanding and 148,075 stock option awards available for issuance. On January 27, 2025, our Board of Directors approved an amendment to that plan to authorize a further 200,000 options for issuance under the 2020 Equity Incentive Plan and to adjust the exercise price of outstanding and future issued stock options from $10.00 to $5.50.

The 2020 Equity Incentive Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to the Company’s employees and any subsidiary’s employees, and for the grant of nonstatutory stock options, restricted stock, or restricted stock units to the Company’s employees, directors and consultants. The plan is administered by the plan administrator. The exercise price of options granted under the plan must be at least equal to the fair market value of our Common Stock at the time of grant. The term of an option may not exceed 7 years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term of an incentive stock option granted to such participant must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. Options vest over a 4-year period subject to continued employment. The plan administrator will determine the methods of payment for the exercise price of an option. If an individual’s service terminates voluntarily for good reason, the participant may exercise his or her option within 90 days of termination or such longer period of time as provided in his or her award agreement. If an individual’s service terminates due to the participant’s death or disability, the option may be exercised within one year of termination, or such longer period of time as provided in his or her award agreement. If an individual’s service terminates voluntarily other than for good reason or if an individual is terminated for cause, all of the individual’s vested and un-vested options will immediately lapse. The vested portion of an employee’s options will become exercisable immediately prior to the consummation of an exit event. However, in no event may an option be exercised after the expiration of its term. The plan administrator does not use published criteria concerning the number of options granted or formal performance formulas. Options are granted based on overall contribution as recommended by the plan administrator and approved by the Board of Directors.

We have not recognized any compensation expense for these awards as of June 28, 2025, due to the exit event restrictions on the exercisability of the stock options.

The following is a schedule summarizing stock option activity for the six months ended June 28, 2025 and year ended December 31, 2024:

	Number of Options	Weighted Average Exercise Price
Outstanding at December 31, 2023	385,425	$5.50
Granted	36,000	$5.50
Expired/Cancelled	(69,500)	$5.50
Outstanding at December 31, 2024	351,925	$5.50
Granted	166,500	$5.50
Expired/Cancelled	(43,500)	$5.50
Outstanding at June 28, 2025	474,925	$5.50

Warrants

The following table summarizes all warrant activity for the six months ended June 28, 2025 and year ended December 31, 2024:

	Warrants	Weighted Average Exercise Price
Outstanding at December 31, 2023	5,339	$10.35
Granted	943,427	$4.64
Outstanding at December 31, 2024	948,766	$4.68
Granted	791,062	$5.35
Outstanding at June 28, 2025	1,739,828	$4.98

The following table summarizes all outstanding warrants to purchase shares of the Company’s common stock at June 28, 2025 and December 31, 2024:

		Warrants Outstanding		Exercise Price	Expiration
Type	Grant Date	June 28, 2025	December 31, 2024	per Share	Date
Common Warrants	12/29/2021	5,339	5,339	$10.35	12/29/2026
Common Warrants	Various (1)	938,578	938,578	$4.64	(4)
Common Warrants	11/15/2024	4,849	4,849	$5.57	(4)
Common Warrants	Various (2)	134,698	-	$4.64	(4)
Common Warrants	Various (3)	656,364	-	$5.50	(4)

(1)	The Company issued 938,578 warrants for shares of Common Stock with an exercise price of $4.64 at various dates between April 12, 2024 and November 15, 2024 coinciding with the funding date of each of our Series B Preferred Stock investors.
(2)	The Company issued 134,698 warrants for shares of Common Stock with an exercise price of $4.64 at various dates between January 14, 2025 and March 29, 2025 coinciding with the funding date of each of our Series B Preferred Stock investors.
(3)	The Company issued 656,364 warrants for shares of Common Stock with an exercise price of $5.50 at various dates between March 5, 2025 and June 28, 2025 coinciding with the funding date of each of our Series C Preferred Stock investors.
(4)	The warrants have an expiration date equal to five years after the “Going Public Date”, which is defined as the date, if any, that the Company registers the Common Stock under Section 12(b) or 12(g) of the Exchange Act and is traded on a “Trading Market” as defined in the Securities Purchase Agreement.

NOTE 13 – Subsequent Events

On August 21, 2025, the Company entered into an amendment to the revolving line of credit agreement with Austin Financial Services, Inc. (“AFS”), whereby the Company and AFS agreed to: (a) expand the capacity of the senior secured credit facility from $3.0 million to $4.0 million, (b) increase the inventory sublimit to be equal to $1,250,000 during the period from April 1 through July 31 each year and $1,750,000 during the period from August 1 through March 31 each year, and (c) extend the termination date to May 24, 2028. All other terms of the agreement remained the same.

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1 Certificate of Conversion and Certificate of Incorporation (1)
2.2 Bylaws (1)
2.3 Certificate of Correction to the Certificate of Incorporation of Sugarfina Corporation (2)
2.4 Amendment No. 1 to the Amended and Restated Limited Liability Company Agreement of Sugarfina Holdings LLC (2)
2.5 Conformed Certificate of Incorporation of Sugarfina Corporation (2)

2.6 Certificate of Designation of Preferences, Rights and Limitations of 6% Series B Convertible Preferred Stock (8)

2.7 Certificate of Designation of Preferences, Rights and Limitations of 6% Series C Convertible Preferred Stock *(11)

3.1 Exchange Agreement (2)
3.2 SAFE Note Agreement with Nominee and Proxy (6)
3.3 Form of Subscription Agreement and Proxy (1)
6.1 Amended and Restated Secured Promissory Note (11)
6.2 Security Agreement (1)
6.3 Employment Agreement of Scott LaPorta (1)
6.4 Services Agreement between Sugarfina, Inc. and Loginam, LLC (1)
6.5 First Amendment to Services Agreement between Sugarfina USA LLC and Loginam LLC (3)
6.6 Second Amendment to Services Agreement between Sugarfina USA LLC and Loginam LLC (5)
6.7 Sugarfina Corporation 2020 Equity Incentive Plan (2)
6.8 Option Award Agreement Pursuant to the Sugarfina Corporation 2020 Equity Incentive Plan (2) 6.9 Membership Interest Purchase Agreement (4) *
6.10 Loan and Security Agreement between Sugarfina Corporation, Sugarfina IP LLC and Sugarfina USA LLC and Austin Financial Services, Inc. (5)
6.11 Amendment Number One to Loan and Security Agreement between Sugarfina Corporation, Sugarfina IP LLC and Sugarfina USA LLC and Austin Financial Services, Inc. (5)
6.12 Intercompany Subordination Agreement between Sugarfina Corporation, Sugarfina IP LLC, Sugarfina USA LLC, Bristol Luxury Group LLC and Austin Financial Services, Inc. (5)

6.13 Amendment Number Two to Loan and Security Agreement between Sugarfina Corporation, Sugarfina IP LLC, Sugarfina USA LLC and Austin Financial Services, Inc. (7)

6.14 First Amendment to Employment Agreement of Scott LaPorta (7)

6.15 Third Amendment to Services Agreement between Sugarfina USA LLC and Loginam LLC (8)

6.16 Form of 6% Series B Preferred Stock Purchase Agreement (8)

6.17 Form of Series B Warrant (8)

6.18 Form Agreement and Plan of Merger with Respect to the BOXFOX, Inc. Merger (9)

6.19 Form of 6% Series C Preferred Stock Purchase Agreement (11)

6.20 Form of Series C Warrant (11)

6.21 Second Amendment to Employment Agreement of Scott LaPorta (11)

6.22 Amendment Number Three to Loan and Security Agreement between Sugarfina Corporation, Sugarfina IP LLC, Sugarfina USA LLC and Austin Financial Services, Inc. (11)

7.1 Asset Purchase Agreement by and among Sugarfina, Inc. and its subsidiaries and Sugarfina Acquisition Corp. (1)

7.2 Candy Club Asset Purchase Agreement (10)

7.3 Amendment Number Four to Loan and Security Agreement between Sugarfina Corporation, Sugarfina IP LLC and Sugarfina USA LLC and Austin Financial Services, Inc. (#)

7.4 Amendment Number Five to Loan and Security Agreement between Sugarfina Corporation, Sugarfina IP LLC and Sugarfina USA LLC and Austin Financial Services, Inc. (#)

7.5 Amendment Number Six to Loan and Security Agreement between Sugarfina Corporation, Sugarfina IP LLC and Sugarfina USA LLC and Austin Financial Services, Inc. (#)

(1) Filed as an exhibit to the Sugarfina Corp. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11352 and incorporated herein by reference).

(2) Filed as an exhibit to the Sugarfina Corp. Annual Report on Form 1-K (filed April 30, 2021, and incorporated herein by reference).

(3) Filed as an exhibit to the Sugarfina Corp. Semiannual Report on Form 1-SA (filed September 15, 2021, and incorporated herein by reference).

(4) Filed as an exhibit to the Sugarfina Corp. Regulation A Offering Statement on Form 1-A POS (Commission File No. 024-11352 and incorporated herein by reference).

(5) Filed as an exhibit to the Sugarfina Corp. Semiannual Report on Form 1-SA (filed September 27, 2022, and incorporated herein by reference).

(6) Filed as an exhibit to the Sugarfina Corp. Regulation Crowdfunding Offering Memorandum on Form C (Commission File No. 020-31647) (filed on January 20, 2023, and incorporated herein by reference).

(7) Filed as an exhibit to the Sugarfina Corp. Annual Report on Form 1-K (filed April 21, 2023, and incorporated herein by reference).

(8) Filed as an exhibit to the Sugarfina Corp. Annual Report on Form 1-K (filed April 29, 2024, and incorporated herein by reference).

(9) Filed as an exhibit to the Sugarfina Corp. Current Report on Form 1-U (filed November 5, 2024, and incorporated herein by reference).

(10) Filed as an exhibit to the Sugarfina Corp. Current Report on Form 1-U (filed March 5, 2025, and incorporated herein by reference).

(11) Filed as an exhibit to the Sugarfina Corp. Annual Report on Form 1-K (filed May 2, 2025, and incorporated herein by reference).

* Portions of this exhibit have been omitted pursuant to the instructions to Item 17 of Form 1-A.

# Filed herewith

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sugarfina Corporation

By:	/s/ Scott LaPorta
Scott LaPorta, Chief Executive Officer and Chief Operating Officer
Date: August 29, 2025

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Scott LaPorta
Chief Executive Officer, Chief Operating Officer and Director
Date: August 29, 2025

By:	/s/ Brian Garrett
Brian Garrett, Senior Vice President, Chief Financial Officer and Principal Accounting Officer
Date: August 29, 2025

By:	/s/ Paul L. Kessler
Paul L. Kessler, Director
Date: August 29, 2025

By:	/s/ Diana Derycz-Kessler
Diana Derycz-Kessler, Director
Date: August 29, 2025